EXHIBIT 99.1

Intellipharmaceutics Receives Extension of NASDAQ Compliance Deadline

TORONTO, Dec. 29, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today announced that the staff of the Nasdaq Stock Market (the "Staff") has granted the Company an extension of the deadline to regain compliance with Nasdaq Listing Rule 5550(b), which requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in shareholders' equity, $35,000,000 in market value of listed securities or $500,000 in net income from continuing operations. Under the terms of the extension, the Company must complete certain transactions on or before January 31, 2011 and demonstrate compliance with Listing Rule 5550(b) prior to March 1, 2011.

The Company's ability to regain compliance with Listing Rule 5550(b) depends on the results of the Company's continuing operations and negotiations with third parties. The Company can offer no assurance that it can complete such transactions before the deadlines or that it can regain or maintain compliance even if these transactions are completed. If the Company does not meet the extension requirements or regain compliance with Listing Rule 5550(b) within the required time periods, the Staff will provide written notification that the Company's securities will be delisted. The Company may appeal the Staff's determination to a listing qualifications panel, but there can be no assurance that the Company would be successful if it were to appeal.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our Form 20-F for the fiscal year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com
          www.intellipharmaceutics.com
          30 Worcester Road
          Toronto, ON Canada M9W 5X2